UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A - 16 OR 15D - 16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended December 31, 2006

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

     On March 1, 2006, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the year ended on December 31, 2006. Attached is a summary of such consolidated financial information. The figures contained herein are expressed in constant Chilean pesos as of December 31, 2006 and as such, the figures for the period ended December 31, 2005 have been adjusted by the Chilean Consumer Price Index for the period of 2.1% . The amounts denominated in United States (US) dollars have been converted to Chilean pesos with the exchange rate effective on December 31, 2006 of 532.39 Chilean pesos per US dollar.

     The report filed with the SVS was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States.

     THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF, THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2006, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Consolidated Financial Statements as of December 31, 2006	3-7
Management's Analysis of Consolidated Financial Statements Results of AES Gener S.A. for the period ended December 31, 2006	8-18

THE FINANCIAL STATEMENTS IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

     In this report, unless the context otherwise requires, the terms "AES Gener", "Gener", "the Company", "we", "us" and "our" refer to AES Gener S. A. and its subsidiaries on a consolidated basis.

AES Gener and Subsidiaries
Consolidated Balance Sheet as of December 31, 2005 and 2006

Amounts are in accordance with Chilean generally accepted accounting principles and expressed in constant Chilean pesos as of December 31, 2006, therefore, the values from the period ending December 31, 2005 have been adjusted by Chilean CPI for the period of 2.1% . Figures in US dollars have been converted with the corresponding exchange rate for December 31, 2006 of 532.39 Chilean pesos per U.S. dollar.

	Dec-06	Dec-05	Dec-06
Assets	Million Ch$	Million Ch$	Th US$

Current assets
Cash	2,142	2,892	4,023
Time deposits	42,555	37,346	79,932
Marketable securities	930	13,979	1,747
Accounts receivable	54,968	44,633	103,247
Documents receivable	-	-	-
Miscellaneous accounts receivable	3,568	2,342	6,702
Accounts and notes receivable from related companies	330	2,270	619
Inventories	20,116	20,141	37,785
Recoverable taxes	11,551	6,900	21,696
Prepayments	1,888	1,549	3,546
Deferred taxes	12,384	1,771	23,261
Other current assets	75,151	34,964	141,158

Total current assets	225,582	168,786	423,717

Property, Plant and Equipment			-
Land	9,262	8,390	17,396
Construction and infrastructure	732,416	738,856	1,375,714
Machinery and equipment	999,242	955,075	1,876,899
Other property, plant and equipment	9,882	8,212	18,562
Technical revaluation	40,185	40,329	75,481
Accumulated depreciation	(677,140)	(632,415)	(1,271,888)

Net property, plant and equipment	1,113,848	1,118,447	2,092,165

Other Non-Current Assets
Investment in related companies	101,220	102,323	190,123
Investment in other companies	16,984	16,810	31,902
Goodwill	4,121	4,666	7,740
Long-term accounts receivable	93	4,231	175
Long-term receivables from related companies	1,266	1,158	2,377
Intangibles	7,379	7,110	13,861
Accumulated amortization of intangibles	(5,622)	(5,123)	(10,560)
Other	41,609	45,339	78,155

Total other non-current assets	167,050	176,514	313,774
Total Assets	1,506,480	1,463,747	2,829,655

AES Gener and Subsidiaries
Consolidated Balance Sheet as of December 31, 2005 and 2006

	Dec-06	Dec-05	Dec-06
Liabilities and Shareholders' Equity	Million Ch$	Million Ch$	Th US$

Current Liabilities
Short-term bank liabilities	-	-	-
Short-term portion of long-term bank liabilities	10,589	9,008	19,890
Short-term portion of bonds payable	4,712	40,520	8,851
Short-term portion of long-term liabilities	117	361	220
Dividends payable	33	58	61
Accounts payable	35,623	32,823	66,911
Miscellaneous accounts payable	8	3	15
Accounts and documents payable to related companies	691	1,068	1,298
Provisions	7,602	9,059	14,279
Withholdings	1,090	3,764	2,048
Income taxes payable	13,021	10,259	24,458
Unearned income	233	1,169	438
Other current liabilities	1,058	476	1,987

Total current liabilities	74,778	108,568	140,456

Long -Term Liabilities
Long-term bank liabilities	113,796	76,579	213,745
Bonds payable	323,117	336,133	606,917
Documents payable	18	73	34
Provisions	15,818	14,224	29,711
Deferred long-term taxes payable	55,779	28,881	104,772
Other	13,059	13,070	24,529

Total long-term liabilities	521,588	468,960	979,710

Minority Interest	8,443	8,142	15,858

Shareholders' Equity
Paid-in capital	783,552	783,552	1,471,763
Technical revaluation reserve	-	-	-
Share premium	32,022	32,022	60,148
Other reserves	26,466	23,032	49,711
Retained earnings	59,632	39,470	112,008
Future dividends reserve	15,475	5,969	29,067
Acumulated earnings	2,850	2,790	5,353
Net income for the period	70,303	43,943	132,052
Interim dividends	(28,996)	(13,232)	(54,464)

Total shareholders' equity	901,672	878,077	1,693,631
Total Liabilities and Shareholders' Equity	1,506,480	1,463,747	2,829,655

AES Gener and Subsidiaries
Consolidated Income Statement for the period ended December 31, 2005 and 2006

	Dec-06	Dec-05	Dec-06
Income Statement	Million Ch$	Million Ch$	Th US$

Operating results:
Operating revenue	478,736	470,254	899,221
Operating expense	(324,922)	(334,126)	(610,308)

Gross margin	153,815	136,128	288,913

Administration and sales costs	(23,320)	(21,469)	(43,802)

Operating income	130,495	114,659	245,111

Non-Operating results
Financial income	6,508	3,909	12,224
Equity share in net income of related companies	9,387	3,831	17,632
Other non-operating income	3,885	5,664	7,298
Equity share in of loss of related companies	(2)	(1,018)	(4)
Amortization of goodwill	(554)	(914)	(1,040)
Financial expense	(35,006)	(46,464)	(65,752)
Other non-operating expenses	(9,953)	(15,587)	(18,694)
Price-level restatement	(143)	(266)	(269)
Foreign exchange variation	(1,451)	(2,236)	(2,725)

Non-operating income (expense)	(27,328)	(53,081)	(51,331)

Income before income taxes and minority interest	103,167	61,578	193,781
Income taxes	(31,136)	(16,364)	(58,484)
Minority interest	(1,728)	(1,272)	(3,246)

Net income	70,303	43,943	132,052

AES Gener and Subsidiaries
Consolidated Cash Flow Statement as of December 31, 2005 and 2006

	From Jan 1, 2006	From Jan 1, 2005	From Jan 1, 2006
	to Dec 31, 2006	to Dec 31, 2005	to Dec 31, 2006
Consolidated Cash Flow Statement	Million Ch$	Million Ch$	Th US$

Cash flow from operating activities
Collection of accounts receivable	510,287	507,402	958,483
Financial income received	7,711	3,349	14,484
Dividends and other distributions received	10,266	1,200	19,283
Other income received	6,209	8,265	11,662
Payment to suppliers and personnel	(315,256)	(332,600)	(592,152)
Financial expenses	(35,525)	(48,245)	(66,727)
Payment of income taxes	(15,009)	(9,277)	(28,192)
Other expenses	(9,074)	(5,953)	(17,044)
VAT and others similar items paid	(15,805)	(17,784)	(29,686)

Net cash provided by operating activities	143,804	106,358	270,111

Cash flow from financing activities
Proceeds from issuance of shares	-	-	-
Borrowings from banks and others	46,655	8	87,633
Proceeds from issuance of bonds	-	-	-
Other	-	-	-
Dividends paid	(51,611)	(22,433)	(96,941)
Capital decrease	-	-	-
Payment of loans	(11,888)	(29,471)	(22,330)
Payment of bonds	(53,833)	(6,684)	(101,116)
Payment of loans from related companies	-	-	-
Payment of costs associated with issuance of sha	-	-	-
Payment of costs associated with issuance of bon	(862)	(971)	(1,619)
Others financing activities	(67)	(564)	(125)

Net cash used in financing activities	(71,605)	(60,114)	(134,498)

Cash Flow from investing activities
Sale of property, plant and equipment	286	394	538
Sale of permanent investments	143	-	269
Sale of other investments	7,113	0	13,360
Proceeds from loans to related companies	1,160	-	2,180
Other investing activities	-	-	-
Acquisition of fixed assets	(37,151)	(28,049)	(69,782)
Payment of capitalized interest	(1,746)	(52)	(3,280)
Permanent investments	(5)	(879)	(9)
Investment in financial instruments	(15,008)	-	(28,191)
Loans to related companies	-	(0)	-
Other investing activities	(10,068)	(10,181)	(18,912)

Net cash used in investing activities	(55,276)	(38,766)	(103,826)

Net decrease in cash and cash equivalent before	16,923	7,478	31,787

Price-level restatement of cash and cash equival	(1,441)	(4,348)	(2,708)

Net decrease in cash and cash equivalent	15,482	3,130	29,080

Cash and Cash equivalents at beginning of perio	76,106	72,972	142,952

Cash and cash equivalent at end of period	91,588	76,102	172,032

AES Gener and Subsidiaries
Consolidated Cash Flow Statement as of December 31, 2005 and 2006

Reconciliation between Net Income for	From Jan 1, 2006	From Jan 1, 2005	From Jan 1, 2006
the Period and Net Cash Flow	to Dec 31, 2006	to Dec 31, 2005	to Dec 31, 2006
Provided by Operating Activities	Million Ch$	Million Ch$	Th US$

Net income	70,303	43,943	132,052

Sales of Assets	(256)	(329)	(481)

Gain on sales of property, plant and equipment	(256)	(329)	(481)
Gain on sales of investments	-	-	-
Loss on sales of investments	-	-	-
Gain on sales of others assets	-	-	-

Adjustments to reconcile net income to
net cash provided by operating activities	47,472	59,972	89,168

Depreciation	45,101	43,673	84,713
Amortization of intangibles	494	224	927
Provisions and write-offs	1,758	6,939	3,303
Participation in net income of related companies	(9,387)	(3,831)	(17,632)
Participation in net loss of related companies	2	1,018	4
Amortization of goodwill	554	914	1,040
Amortization of negative goodwill	-	-	-
Price-level restatement	143	266	269
Exchange difference	1,451	2,236	2,725
Other credits to income that do not represent cash flow	(478)	(584)	(899)
Other debits to income that do not represent cash flow	7,835	9,118	14,717

Change in operating assets	(7,183)	(2,462)	(13,493)

Increase in accounts receivable	(13,683)	9,679	(25,701)
Increase in inventories	(917)	(1,343)	(1,723)
Decrease in other assets	7,417	(10,797)	13,931

Change in operating liabilities	31,741	3,963	59,620

Increase (decrease) of accounts payable to related comp	11,800	(3,255)	22,164
Increase (decrease) of interest payable	(985)	(1,448)	(1,850)
Increase (decrease) net of income taxes payable	17,547	7,578	32,959
Increase in other accounts payable related to non-operati	72	93	135
Increase (decrease) of VAT and other similar payables	3,307	995	6,212

Minority interest in net income	1,728	1,272	3,246

Net cash provided by operating activities	143,804	106,358	270,111

     Management’s Discussion & Analysis of AES Gener S.A.’s
Consolidated Financial Statements for the Year Ended December 31, 2006

The following section analyzes the Consolidated Financial Statements of AES Gener S.A. (“AES Gener”) for the year ended December 31, 2006 and explains the principal variations compared to the same period ended December 31, 2005.

Below is a summary of the information contained in the financial statements. All figures are expressed in the equivalent in Chilean pesos as of December 31, 2006. Therefore, comparisons refer to real variations between this date and December 31, 2005.

The assets and liabilities of the company have been appraised and presented according to accounting standards and rules that are explained in the respective notes to the company’s financial statements.

I. Summary

As of December 31, 2006, the company registered net income of Ch$70,303 million, compared to net income of Ch$43,943 million as of December 31, 2005. Operating income for the year 2006 was Ch$15,836 million higher than that recorded for the same period in 2005, representing an increase of 14%. Non-operational losses decreased by Ch$25,753 million, equivalent to a 49% reduction.

II. Comparative Analysis and Explanation of the Principal Trends

a. Liquidity

		December	December
Liquidity		2006	2005

Current assets / Current liabilities	(times)	3.02	1.55
Adjusted liquidity ratio	(times)	0.61	0.50
(Current assets – Inventory) / Current liabilities	(times)	2.75	1.37

During 2006 current assets increased by Ch$56,796 million, equivalent to approximately 34%, when compared to the same period in 2005, principally due to a significant increase in other current assets (mainly repurchase agreements in Chilean Pesos).

Current liabilities decreased significantly by Ch$33,790 million, approximately 31%, which can be explained principally by the reduction of Ch$35,808 million in short-term bond obligations related to the refinancing of the outstanding portion of AES Gener’s Yankee Bond in January 2006 for US$54.7 million. This reduction was partially offset by the Ch$2,800 increase in accounts payable.

As a result of the above, liquidity ratios improved very significantly as reflected in cash levels.

The ratio which measures current assets less inventory divided by current liabilities also increased, due to the increase in current assets and decrease in current liabilities explained above.

b. Debt

		December	December
Debt		2006	2005

Total liabilities / Equity	(times)	0.66	0.65
Current liabilities / Total liabilities	(times)	0.13	0.19
Long-term liabilities / Total liabilities	(times)	0.87	0.81
Current liabilities	(million Ch$)	596,365	577,528
Interest expense coverage	(times)	3.95	2.33

The ratio of liabilities to equity increased as a result of the increase in total liabilities, due mainly to the increase in long-term deferred taxes.

Current liabilities decreased by Ch$33,790 million, which can be explained principally by the decrease in the short-term portion of bonds payable, due to the refinancing of AES Gener’s Yankee bond (US$54.7 million) in January 2006.

Long-term liabilities increased by Ch$52,627 million, due principally to the increase of Ch$37,207 million in bank debt associated with AES Gener’s syndicated loan of US$130 million executed in October 2005 (of which US$55 million was disbursed in January 2006), Electrica Santiago’s US$30 million syndicated loan and the increase of Ch$26,898 million in long-term deferred taxes. These factors were partially offset by the decrease of Ch$13,016 million in bond obligations associated with the payment of Electrica Santiago’s US$40 million bond in October 2006.

Interest coverage increased due to the improvement in operating income and lower interest expenses of approximately Ch$11,458 million. This lower expense was the result both of lower debt levels and the refinancing of several outstanding obligations at more favorable interest rates.

c. Activity

		December	December
Capital		2006	2005

Shareholders’ equity	(million Ch$)	901,672	878,077
Net property, plant and equipment	(million Ch$)	1,113,848	1,118,447
Total assets	(million Ch$)	1,506,480	1,463,747

Shareholders’ equity increased by Ch$23,595 million, approximately 3%, when compared to 2005, due to the effect of retained earnings.

Net property, plant and equipment decreased by Ch$4,599 million, representing a variation of around 0.4% . This can be explained by depreciation for the year and a decrease in construction and infrastructure which was offset by an increase in machinery and equipment item.

d. Results

		December	December
Results		2006	2005

Operating revenue	(million Ch$)	478,736	470,254
Operating costs	(million Ch$)	(324,922)	(334,126)
Operating income	(million Ch$)	130,495	114,659
Interest expense	(million Ch$)	(35,006)	(46,464)
Non-operating income	(million Ch$)	(27,328)	(53,081)
R.A.I.I.D.A.I.E. (1)	(million Ch$)	93,626	65,283
Operational E.B.I.T.D.A. (2)	(million Ch$)	175,595	158,332
E.B.I.T.D.A. (3)	(million Ch$)	183,827	152,629
Net income (loss) in the period	(million Ch$)	70,303	43,943

(1)	Results before taxes, interest expenses, depreciation, amortization and extraordinary items.

(2)	Operating income plus depreciation for the period.

(3)	Results before income taxes and extraordinary items less interest expense and amortization of goodwill plus depreciation for the period.

Operating Revenue

During 2006, AES Gener’s consolidated operating revenue totaled Ch$478,736 million, representing an increase of 2% from the level of Ch$470,254 million recorded in the previous year.

Revenue from regulated customers in the SIC, principally Chilectra S.A. and Chilquinta S.A., increased by Ch$19,976 million with respect to 2005, principally as a result of the higher node price which was introduced in June 2005 with the enactment of the “Short Law II”. Additionally, spot sales increased by Ch$9,027 million, primarily in the SING, sales to distribution companies without contracts made in accordance with Ministerial Resolution No. 88 (RM 88) rose by Ch$7,213 million, and revenue from Colombian subsidiary AES Chivor & CIA S.C.A. E.S.P. (Chivor) increased by Ch$2,692 million. However, these improvements were offset by a decrease of Ch$22,341 million in sales to other customers in Chile related to lower prices and the expiration of contracts with unregulated customers, as well as a Ch$7,612 million decrease in revenue from the fuel sales.

The contribution to total sales in the distinct markets in which the AES Gener group participates was: SIC 53%, SING 21%, Colombia 20% and fuel sales and other revenue, 6%.

The physical sales of electric energy in GWh were as follows for the years ended December 31, 2005 and 2006:

	December 2006		December 2005

SIC	7,193	41%	7,410	44%
SING	3,772	21%	2,926	18%
SIN-Colombia	6,629	38%	6,353	38%

Total Sales	17,594	100%	16,689	100%

Central Interconnected Grid (SIC)

Physical sales of energy in the SIC decreased by 3%, from 7,410 GWh in 2005 to 7,193 GWh in 2006. This decrease is explained by a reduction in sales to unregulated customers, which on a consolidated basis decreased from 1,156 GWh to 613 GWh, principally due to the expiration of Electrica Santiago’s contracts with unregulated customers during 2005. This reduction was partially offset by an increase in sales to regulated customers of 82 GWh and increased sales of 85 GWh made in accordance with RM 88. Additionally, sales to the CDEC-SIC registered an increase of 81 GWh.

Revenue from the sale of electric energy and capacity in the SIC at the close of 2006 totaled Ch$252,724 million which was Ch$9,781 million higher than the amount of Ch$242,942 million recorded in 2005. This variation is explained principally by an increase of Ch$12,512 million in energy sales. During 2005, energy sales totaled Ch$184,658 million, compared to Ch$197,170 million in the year ended December 31, 2006. Revenue from capacity sales decreased by Ch$2,730 million, from Ch$58,284 in 2005 million to Ch$55,554 million in 2006, due mainly to the lower volume sold after the expiration of certain unregulated contracts.

Greater Northern Interconnected Grid (SING)

Physical sales of electric energy in the SING increased by 846 GWh, as a result of higher sales to the CDEC-SIC which increased from 868 GWh in 2005 to 1,543 GWh in 2006. This was due to the increase in sales to the CDEC made by TermoAndes S.A.’s (TermoAndes) Salta plant and Norgener’s coal plant. Sales to unregulated customers also increased from 2,058 GWh in 2005 to 2,229 GWh in 2006.

Revenue generated by AES Gener through TermoAndes and Norgener in the SING increased by Ch$3,746 million, from Ch$97,468 million during 2005 to Ch$101,215 million during 2006. This rise was due principally to a Ch$8,318 increase in energy revenue, related to the higher volume sold and to the 32% increase in the marginal cost, from an average of 27.9 mills/kWh in 2005 to 36.7 mills/kWh in 2006.

Colombia

Chivor’s revenue increased by Ch$2,692 million, from Ch$95,354 million in the year 2005 to Ch$98,046 in 2006. This increase was the result of higher revenue from contract sales of Ch$13,974 million, partially offset by lower spot market sales of Ch$5,674 million and lower frequency regulation sales of Ch$5,609 million. Physical sales in 2006 increased by 276 GWh with respect to the previous year, principally due to higher contract sales. It should be noted that the average spot price in Colombian pesos decreased by approximately 3% while the average contract price in Colombian pesos increased by 8% between 2005 and 2006.

Other Revenue

Other revenue decreased by 22%, from Ch$34,489 million in 2005 to Ch$26,752 million in 2006, principally due to the reduction of Ch$7,612 million in fuel sales.

Operating Costs

The composition of fixed and variable operating costs within total operating costs for the years ended December 31, 2005 and 2006 is shown in the following table:

	(million Ch$)

Operating Costs	December	%	December	%
	2006		2005

Variable operating costs	255,544	79%	268,473	80%
Fixed operating costs	69,377	21%	65,653	20%

TOTAL COSTS	324,922	100%	334,126	100%

Operating costs in 2006 totaled Ch$324,922 million, which was 3% lower than in 2005. This decrease is principally due to lower costs associated with fuel consumption, explained by lower fuel prices and the reduced level of dispatch by the company’s thermoelectric plants with higher variable costs.

Variable Costs

Variable costs showed a significant decrease of Ch$12,929 million as a result a reduction in fuel cost of Ch$14,089 million, which was partially offset by an increase in energy purchases of Ch$1,076 million.

Total generation by AES Gener (thermoelectric and hydroelectric) and its subsidiaries in the SIC and SING was 8,701 GWh during the year 2006, compared to production of 7,766 GWh during 2005. Thermoelectric generation by AES Gener and its subsidiaries increased in 2006, with production of 7,049 GWh compared to 6,280 GWh in the previous year.

In the SIC, generation by AES Gener and its subsidiaries totaled 4,874 GWh at the close of 2006 compared to 4,671 GWh in 2005. AES Gener’s thermoelectric coal plants, in particular the Ventanas Plant, generated an additional 567 GWh during 2006, while production from subsidiary Electrica Santiago was 508 GWh lower than during 2005, principally as a result of gas supply restrictions during 2006. Favorable snow melting volumes during the first few months of the year, combined with higher temperatures in the mountain areas during the winter months of 2006, resulted in an increase in hydroelectric generation from AES Gener’s run-of-river plants located near Santiago. Hydroelectric generation from these plants totaled 1,653 GWh between January and December 2006, compared with 1,486 GWh during the same period in 2005.

In the SING, generation increased by 603 GWh and 129 GWh, from Norgener and TermoAndes, respectively, both related to the gas supply restrictions which affected the natural gas-fired thermoelectric plants in Chile.

Chile

The cost of energy purchases in Chile decreased by Ch$1,931 million between 2005 and 2006. In the SIC, purchases increased by Ch$5,067 million, principally explained by higher purchase prices. In the SING, energy purchase costs decreased by Ch$3,136 million, primarily as a result of lower purchases due to an increase in generation from Norgener.

The cost of capacity purchases in Chile decreased by Ch$2,031 million between 2005 and 2006. In the SING, purchases decreased by Ch$1,860 million and in the SIC, the reduction was equal to Ch$172 million. In both systems these variations are principally associated with the capacity reconciliation payments made during 2005.

The decrease of Ch$11,974 million in other costs related to the electricity business in Chile is principally related to fuel costs which were Ch$14,089 million lower in 2006 as compared to 2005. This reduction is mainly due to the lower consumption of gas and diesel oil by Electrica Santiago, given the use of fewer fuel substitution contracts and lower generation with diesel oil during 2006. This savings was partially offset by higher transmission tolls.

Colombia

In Colombia, variable operating costs from the electricity business decreased by Ch$428 million, principally as a result of lower reconciliation costs of Ch$2,084 million. This was offset by an increase of Ch$1,230 million in spot energy purchases and a Ch$528 million increase in frequency regulation services.

Fixed Costs

Fixed costs increased by Ch$3,725 million, from Ch$65,653 million in 2005 to Ch$69,377 million in 2006, due to an increase of Ch$2,297 million in fixed electricity production costs and Ch$1,428 million in depreciation.

Sales and Administration Expenses

Sales and administration expenses increased by 9%, from Ch$21,469 million at the close of 2005 to Ch$23,320 million in 2006. This was due principally to a Ch$1,809 million increase in salaries and related benefits.

Operating Income

Consolidated operating income increased by 14%, from Ch$114,659 million as of December 31, 2005 to Ch$130,495 million at the close of 2006, corresponding to an increase of Ch$15,836 million. The gross margin increased by 13%, rising from Ch$136,128 million during 2005 to Ch$153,815 million in 2006. The principal factors contributing to the increase in operating income include lower fuel costs, an increase in revenue from regulated customers and higher spot market sales in the SING.

Non-Operating Income

Non-Operating Revenue
	December	December
Non-Operating Revenue (Million Ch$)	2006	2005

Interest income	6,508	3,909

Other non-operating income	3,885	5,664

Total non-operating revenue	10,393	9,573

Non-operating revenue increased by Ch$820 million between 2005 and 2006, principally as a result of higher interest income from time deposits, related to the company’s higher average level of cash on hand.

Non-Operating Expenses
	December	December
Non-Operating Expenses (Million Ch$)	2006	2005

Financial expenses	35,006	46,464

Other non-operating expenses	9,953	15,587

Total non-operating expenses	44,959	62,051

Non-operating expenses decreased by Ch$17,092 million, due principally to the reduction in interest expense. The reduction in interest expense of 25% was the result of lower debt levels during 2006, combined with lower average interest rates associated with the refinancing of debt held by AES Gener, Chivor and Norgener at more favorable rates in 2005 and by Electrica Santiago in 2006.

Investment in Related Companies
	December	December
Investment in Related Companies (Million Ch$)	2006	2005

Income from investment in related companies	9,387	3,831

Loss from investment in related companies	(2)	(1,018)

Amortization of goodwill	(554)	(914)

Total income (loss) from investment in related companies	8,831	1,899

The significant increase of Ch$5,556 million in income from related companies is due principally to improved results from related company C.G.E. Itabo S.A. (Itabo) in the Dominican Republic in which AES Gener has ownership participation of 25%. The variation in earnings from this company improved from a loss of Ch$3,238 million in 2005 to net income of Ch$23,495 in 2006.

Minority Interest

Minority interest provided a negative contribution of Ch$456 million to the income statement, given the effect of the improved results recorded by 90%-owned subsidiary Electrica Santiago in 2006.

Price-Level Restatement and Foreign Exchange Differentials

The price-level restatement resulted in a loss of Ch$143 million in 2006, compared to a loss of Ch$266 million recorded as of December 31, 2005.

Foreign exchange differences resulted in an increased contribution of Ch$785 million due to the effect of Technical Bulletin No. 64 of the Chilean Accountants’ Association regarding accounting for foreign investments which was partially offset by the price-level restatement on bonds.

Income Tax

The Ch$14,772 million increase in income tax expenses, from Ch$16,364 million at the close of 2005 to Ch$31,136 million as of December 31, 2006, was due principally to the annual improvement in earnings registered by AES Gener and its subsidiaries in Chile.

Net Income

Net income for the year 2006 totaled Ch$70,303 million, substantially higher than the Ch$43,943 million recorded as of December 31, 2005. This improvement was principally the result of the increase of Ch$15,836 million in operating income, due principally to lower fuel costs and higher operating revenue, as well as lower non-operating expense of Ch$25,753. The reduction in non-operating expense is principally explained by lower interest expense, higher income from related companies and a decrease in other non-operating expenses. These variations were partially offset by the Ch$14,772 increase in income tax.

e. Yield

		December	December
Yield		2006	2005

Return on assets (1)	(%)	4.73	2.93
Return on equity (1)	(%)	7.90	5.03
Return on operating assets (2)	(%)	11.69	9.93
Net income per share (3)	(pesos)	11.01	6.88
Return on dividends (4)	(%)	4.0	4.6

1)	Return on assets and on equity is calculated using the cumulative net income for each period.

2)	The operating assets included in this index include total property, plant and equipment.

3)	Net income per share at December each year is calculated on the basis of the number of paid-in shares on each date.

4)	Includes dividends paid in the last 12 months, divided by the market share price as of period end.

Return on assets and return on equity increased considerably given the improved net income for the year 2006. Additionally, the return on operating assets reflects the 14% improvement in operating income.

The lower return on dividends is related to the increase of approximately 111% in the price of AES Gener shares from Ch$92/share as of December 31, 2005 to Ch$194.5/share as of December 31, 2006.

III. Analysis of differences between book, market and/or economic values of principal assets

As of December 31, 2006 the company’s total assets amounted to Ch$1,506,480 million, approximately 3% higher than the amount recorded at the close of 2005.

Current assets increased by Ch$56,796 million, approximately 34%, as explained by a significant increase in other current assets which totaled Ch$75,151 as of December 31, 2006 million, compared to Ch$34,964 million at the close of 2005 (principally repurchase agreements recorded in 2006).

Net fixed assets decreased by 0.4% due principally to the effect of depreciation which corresponded to Ch$44,726 million, partially offset by the Ch$44,167 million increase in the machinery and equipment item related to the construction of the Los Vientos 125 MW turbine.

Other assets decreased by 5.4% . The principal variations included a decrease of Ch$4,138 million in long term debtors, a Ch$1,104 million decrease in investments in related companies and a decrease of Ch$3,730 million in other items.

The company’s assets are appraised according to generally accepted accounting principles in Chile and instructions issued by the Superintendency of Securities and Insurance, reflected in Note 2 of the Financial Statements. Based on current conditions, AES Gener’s management estimates that the economic value of TermoAndes and InterAndes is currently lower than the respective book values. The principal reasons relate to the significant amount of excess capacity in the northern Chilean grid and the dispatch limitations imposed by the CDEC-SING. However, in both cases, there is no evidence that the operations of these companies will not produce sufficient revenue on a permanent basis to cover all costs, including the depreciation of fixed assets. Under these circumstances, and in accordance with paragraph 25 of Technical Bulletin No. 33 and paragraph 47 of Technical Bulletin No. 64, no adjustments have been made to the book value of these assets.

IV. Analysis of the major variations during the period in the company’s business markets, the competition it faces and its relative share

Market

In Chile, AES Gener does business principally in two large interconnected electric systems, the Sistema Interconectado Central, Central Interconnected Grid or SIC, that runs from south of Region II to Region X, and the Sistema Interconectado del Norte Grande, Greater Northern Interconnected Grid or SING, that encompasses Region I and part of Region II. AES Gener’s Colombia subsidiary, Chivor, is one of the principal electric generators in the Colombian interconnected electric grid, the Sistema Interconectado Nacional or the SIN.

SIC: During the year ended December 31, 2006, electricity sales in the SIC increased by 6.4% compared with growth of 3.8% in 2005. Average monthly sales at the close of 2006 were 3,186 GWh compared to average monthly consumption of 2,994 GWh in 2005. The average marginal cost in U.S. dollars during 2006 was 45.6 mills/kWh compared to 47.3 mills/kWh in the previous year. This decrease in the marginal cost was mainly the result of more abundant hydrological resources during 2006.

SING: During 2006, electricity sales in the SING grew by 4.2%, compared to an increase of 2.7% in 2005. Average monthly sales during 2006 were 1,002 GWh compared to sales of 962 GWh in 2005. The average marginal cost during the reporting period was 36.7 mills/kWh, which was higher than the average of 27.9 mills/kWh registered in 2005.

Colombia: During the year 2006, electricity demand in Colombia increased by 4.2% with respect to the previous year. The average spot price decreased from approximately Col$32.7 mills/kWh during 2005 to Col$31.4 mills/kWh in 2006.

Competition and relative share

During the year 2006, generation from AES Gener’s plants in the SIC, including Guacolda totaled 7,254 GWh, which was 567 GWh higher than the contribution of 6,688 GWh made in 2005. At the close of 2006, the AES Gener group of companies, including Guacolda, contributed 18% of the total electricity generation in the SIC, which was the same contribution as in 2005.

In the SING, net generation in the system increased by 4% and the contribution from the AES Gener companies (Norgener and TermoAndes) increased by 737 GWh. During the year ended December 31, 2006, generation from the AES Gener companies in the SING represented 31% of total system generation, approximately 5% higher than during the same period in the previous year.

In Colombia, in 2006 generation from Chivor represented 9% of the total electricity demand in Colombia, which was the same as the contribution made during the previous year. Total net generation from Chivor for the year ended December 31, 2006 reached a historic output of 4,714 GWh, significantly higher than the production of 4,186 GWh recorded in 2005, as a result of more favorable hydrological conditions.

V. Description and analysis of the principal components of the net cash flow from operating, investment and financing activities in the period

Total net cash flow for 2006 was a positive Ch$16,923 million, which was higher than the positive cash flow of Ch$7,478 million recorded for the year 2005. Although operating activities registered more favorable results than during the previous year of $37,446, investment and financing expenditures generated negative cash flows that were Ch$16,510 million and Ch$11,491 million higher, respectively, than during 2005.

As of December 31, 2006, operating activities generated a positive cash flow of Ch$143,804 million, as compared to Ch$106,358 million in 2005. The principal variations were associated with reduced outflows of Ch$17,344 million in payments to suppliers associated with lower fuel and energy purchase costs, lower interest payments of $12,720 million and higher dividends and other distributions received corresponding to Ch$9,066 million.

Financing activities generated a negative cash flow of Ch$71,605 million as compared to a negative cash flow of Ch$60,114 million at the close of 2005. A positive cash flow of Ch$46,647 million was recorded as the result of new loans, and a negative cash flow of Ch$47,149 was recorded due to the payment of bond obligations. These factors are explained by the second drawdown of AES Gener’s US$ 130 million syndicated credit agreement which was used to pay the remaining portion of the company’s Yankee Bond in January 2006 and a new syndicated loan utilized to refinance Electrica Santiago’s U.S. dollar bond which was executed in October 2006. Additionally, dividend payments increased by Ch$29,178 million during 2006, which was partially offset by lower loan repayments of Ch$17,853 million.

Investment activities resulted in a negative cash flow of Ch$55,276 million in 2006 compared to the negative cash flow of Ch$38,766 million registered as of December 31, 2005. This variation can be explained by the Ch$15,008 million increase in financial instruments and the increase of Ch$9,102 in fixed assets associated with the construction of the 125 MW Los Vientos turbine. These factors were partially offset by the sale of other investments totaling Ch$7,113 million.

VI. Market Risk Analysis

Electricity Market Risks

Hydrology: The hydrological conditions that exist during any given year may affect AES Gener’s operating results, given that hydrology is a key factor in determining plant dispatch levels and prices in the SIC.

Tariff setting: A significant portion of AES Gener’s revenue is related to the node price that is set by Chilean authorities every six months. The principal components of the formula used in node price-setting are expressed in U.S. dollars. This creates a natural hedge against the effect of fluctuations in the exchange rate between the U.S. dollar and the Chilean peso.

Fuel price: Given that AES Gener primarily has a mix of thermoelectric generation facilities, variations in the price of fuels such as coal, natural gas and diesel oil may result in a change in the company’s cost composition.

Natural gas supply: Since March 2004 to date, the Argentine government has issued certain resolutions and rules by which gas producers are instructed to inject additional volumes of gas into the Argentine market. The decision of gas producers – based on their interpretation of these resolutions and rules – has had an adverse effect on gas exports from Argentina to Chile. In effect, the producers have agreed to restrict and/or suspend gas exports to Chile at certain times in order to inject additional volumes of gas into the Argentine market and such restrictions have a negative impact on the company’s operating margins.

Interest Rate and Exchange Rate

The company has coverage policies for exchange rate and interest rate risks. Management continually evaluates alternatives to determine the convenience of entering into hedges to minimize these risks.

As of December 31, 2006, approximately 91% of AES Gener’s long-term credit agreements were stipulated at a fixed rate and 9% at a variable rate. It is worth noting that AES Gener’s US$130 million syndicated credit agreement has an associated interest rate swap. The loan in Colombian pesos corresponding to the Colombian subsidiary Chivor accrues interest based on Colombian CPI plus a spread. At the close of the financial statements, exposure corresponds to loans held by Chivor and Norgener.

As of December 31, 2006, approximately 90.4% of AES Gener’s long-term debt accruing interest was exposed to the variation in the exchange rate between the U.S. dollar and Chilean peso. Of the remaining debt, 3.9% was denominated in Chilean UF (Electrica Santiago’s bond) and 5.7% in Colombian pesos (Chivor’s loan).

The composition of foreign currency corresponding to operating income and expenses as of December 31 of each year is as follows:

Item	Currency	December	December
		2006	2005
		%	%

Operating Income	US Dollar (1)	99	99
	UF and indexed Chilean pesos	-	-
	Chilean pesos (not indexed)	1	1

Operating Expense	US Dollar	90	91
	UF and indexed Chilean pesos	8	7
	Chilean pesos (not indexed)	2	2

(1)	Includes revenue from node price contracts in Chile which are indexed every six months to the exchange rate between the U.S. dollar and Chilean peso

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                Date: March 29, 2007

AES GENER S.A. (Registrant)

By:	/S/ FERNANDO ESCRICH

Name: Fernando Escrich Title: Chief Financial Officer